

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 16, 2010

Eric G. Wintemute
President and CEO
American Vanguard Corporation
4695 MacArthur Court
Newport Beach, CA 92660

       Re: **American Vanguard Corporation**
                    Form 10-K
                    Filed March 10, 2010
                    Schedule 14A
                    Filed April 27, 2010
                    File No. 01-13795

Dear Mr. Wintemute:

       We have completed our review of your filings and do not have any further comments at this time.

                               Sincerely,

                               Lyn Shenk
                               Branch Chief